SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549
                                  SCHEDULE l3D
                               (Amendment No. 7)*
                    Under the Securities Exchange Act of 1934

                           PHILIP SERVICES CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    718193105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                                     with a copy to:
       Stephen Feinberg                              Robert G. Minion, Esq.
       299 Park Avenue                               Lowenstein Sandler PC
       22nd Floor                                    65 Livingston Avenue
       New York, New York  10171                     Roseland, New Jersey  07068
       (212) 421-2600                                (973) 597-2424
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                October 28, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 718193105
--------------------------------------------------------------------------------
   1) Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (entities only):

                                Stephen Feinberg
--------------------------------------------------------------------------------
   2)   Check the Appropriate Box if a Member of a Group (See Instructions):
             (a)                      Not
             (b)                   Applicable
--------------------------------------------------------------------------------
   3)   SEC Use Only
--------------------------------------------------------------------------------
   4)   Source of Funds (See Instructions):   OO
--------------------------------------------------------------------------------
   5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                 Not Applicable
--------------------------------------------------------------------------------
   6)   Citizenship or Place of Organization:    United States
--------------------------------------------------------------------------------
        Number of                       7) Sole Voting Power:         6,678,110*
                                           -------------------------------------
        Shares Beneficially             8) Shared Voting Power:                *
                                           -------------------------------------
        Owned by
        Each Reporting                  9) Sole Dispositive Power:    6,678,110*
                                           -------------------------------------
        Person With:                   10) Shared Dispositive Power            *
                                           -------------------------------------
--------------------------------------------------------------------------------
   11)  Aggregate Amount Beneficially Owned by Each Reporting Person: 6,678,110*
--------------------------------------------------------------------------------
   12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions):           [   ]
--------------------------------------------------------------------------------
   13)  Percent of Class Represented by Amount in Row (11):       22.3%*
--------------------------------------------------------------------------------
   14)  Type of Reporting Person (See Instructions):     IA, IN
--------------------------------------------------------------------------------

* As of October 28, 2003, Madeleine Corp. ("Madeleine Corp."), Madeleine LLC ("Madeleine LLC"), Cerberus Partners, L.P. ("Cerberus"), Cerberus International, Ltd. ("Cerberus International"), Styx Partners, L.P.
     ("Styx"), Styx International, Ltd. ("Styx International"), The Long Horizons Fund, L.P. ("Long Horizons"), The Long Horizons Overseas Fund, Ltd. ("Horizons Overseas") and certain private investment funds (the "Funds") in the aggregate were the holders of and/or had the right to acquire 6,678,110 shares (the "Shares") of common stock of Philip Services Corporation (the "Company"). Stephen Feinberg possesses sole power to vote and direct the disposition of all securities of the Company owned by each of Madeleine Corp., Madeleine LLC, Cerberus, Cerberus International, Styx, Styx International, Long Horizons, Horizons Overseas and the Funds. Thus, for the purposes of Reg. Section 240.13d-3, Stephen Feinberg is deemed to beneficially own 6,678,110 Shares, or 22.3% of those deemed issued and outstanding pursuant to Reg. Section 240.13d-3. See Item 3 and Item 5 for further information.

Item 2.   Identity and Background.
          -----------------------

          Item 2 is hereby restated as follows:

          The person filing this statement is Stephen Feinberg, whose business address is 299 Park Avenue, 22nd Floor, New York, New York 10171. Mr. Feinberg serves as (i) the managing member of Cerberus Associates, L.L.C., the general partner of Cerberus Partners, L.P., a Delaware limited partnership ("Cerberus"), and (ii) through one or more intermediate entities, as the investment manager for each of Madeleine Corp., a corporation organized under the laws of the State of Delaware ("Madeleine Corp."), Madeleine LLC, a limited liability company organized under the laws of the State of Delaware ("Madeleine LLC"), Cerberus International, Ltd., a corporation organized under the laws of the Bahamas ("Cerberus International"), Styx Partners, L.P., a Delaware limited partnership ("Styx"), Styx International, Ltd., a corporation organized under the laws of the Bahamas ("Styx International"), The Long Horizons Fund, L.P., a Delaware limited partnership ("Long Horizons"), The Long Horizons Overseas Fund, Ltd., a corporation organized under the laws of the Bahamas ("Horizons Overseas" and, together with Cerberus, Madeleine Corp., Madeleine LLC, Cerberus International, Styx, Styx International and Long Horizons, the "Feinberg Entities"), and certain other private investment funds (the "Funds"). The Feinberg Entities and the Funds are engaged in the investment in personal property of all kinds, including but not limited to capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options and other securities of whatever kind and nature. Mr. Feinberg also provides investment management and other services for various other third parties.

          Mr. Feinberg has never been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Feinberg is a citizen of the United States.


Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          Item 3 is hereby restated as follows:

          As a result of additional pay-in-kind interest which had accreted on all 10% Secured Convertible PIK Debt due 2005 (the "PIK Notes") held by the Feinberg Entities and/or the Funds through June 2, 2003, as of October 28, 2003, the Feinberg Entities and/or the Funds held or had the right to acquire in the aggregate 2,081,417 Shares upon conversion of all PIK Notes held by them.


Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Item 5 is hereby restated as follows:

          Based upon the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2003, there were issued and outstanding 27,909,342 Shares as of August 18, 2003. As of October 28, 2003, Madeleine Corp., Madeleine LLC, Cerberus, Cerberus International, Styx, Styx International, Long Horizons, Horizons Overseas and the Funds in the aggregate were the holders of and/or had the right to acquire 6,678,110 Shares. Stephen Feinberg possesses sole power to vote and direct the disposition of all securities of the Company owned by each of Madeleine Corp., Madeleine LLC, Cerberus, Cerberus International, Styx, Styx International, Long Horizons,
Horizons Overseas and the Funds. Thus, for the purposes of Reg. Section 240.13d-3, Stephen Feinberg is deemed to beneficially own 6,678,110 Shares, or 22.3% of those deemed issued and outstanding pursuant to Reg. Section 240.13d-3.

          During the sixty days prior to October 28, 2003, there were no transactions in Shares, or securities convertible into or exchangeable for Shares, by Stephen Feinberg or any person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof, except as described in this Schedule 13D Amendment No. 7.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
          ----------------------------------------------------------------------

Item 6 is hereby amended by adding the following:

          Cerberus, by and on behalf of itself and certain affiliated and designated entities, has reached an agreement in principal with High River Limited Partnership ("High River"), as of October 28, 2003, pursuant to which Cerberus and certain affiliated and designated entities have agreed to sell to High River, and/or any entity or person designated by High River, among other securities of the Company, all of the PIK Notes owned by such entities, including all interest accreted on the PIK Notes through June 2, 2003, as more particularly set forth and described in the revised LSTA Distressed Trade Confirmation attached as Exhibit 1 hereto. The closing of this transaction is subject to a number of conditions precedent.

          The  descriptions of the transactions and agreements set forth in this
Schedule 13D, as amended, are qualified in their entirety by reference to the complete agreements governing such matters, each of which are incorporated by reference or attached to this Schedule 13D, as amended, as exhibits pursuant to
Item 7 hereof.

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          1. Revised LSTA Distressed Trade Confirmation, dated October 28, 2003, by and between Cerberus Partners, L.P., by and on behalf of itself and certain affiliated and designated entities, and High River Limited Partnership.

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       November 5, 2003


                                       /s/ Stephen Feinberg
                                       -----------------------------------------
                                       Stephen Feinberg, in  his capacity as the
                                       managing  member of  Cerberus Associates,
                                       L.L.C.,  the  general partner of Cerberus
                                       Partners, L.P.,   and as  the  investment
                                       manager  for  each  of  Madeleine  Corp.,
                                       Madeleine  LLC,  Cerberus  International,
                                       Ltd.,     Styx   Partners,   L.P.,   Styx
                                       International,  Ltd.,  The Long  Horizons
                                       Fund, L.P.,  The Long  Horizons  Overseas
                                       Fund, Ltd. and the Funds



Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

                                                                         EXHIBIT


                       LSTA DISTRESSED TRADE CONFIRMATION

TO:      Seller:  Cerberus Partners, L.P.
         Contact Person: Juan Garcia
         Phone No.: (212) 909-1443
         Fax No.: (212) 909-1421

FROM:    Buyer:  High River Limited Partnership
         Contact Person:  Yevgeny Fundler
         Phone No.:  (212) 702-4329
         Fax No.:  (212) 688-1158



          Whereas, this LSTA Distressed Debt Confirmation is being entered into to correct the two errors made in the previously entered LSTA Distressed Debt Confirmation, which incorrectly stated the Trade Date to be October 24, 2003, rather than October 28, 2003, and mistakenly included PSC Common Stock in the types of securities/debt being purchased.

          We are pleased to confirm the following transaction, subject to the Standard Terms and Conditions for Distressed Trade Confirmations (the "Standard Terms and Conditions") published by The Loan Syndications and Trading Association, Inc. (the "LSTA") as of September 2002, rev 2,* which Standard Terms and Conditions are incorporated herein by reference. The parties hereto shall be bound by the terms and conditions set forth in this Confirmation, subject only to those modifications to the Standard Terms and Conditions agreed to in a writing signed by the parties.

Trade Date:            October 28, 2003


Seller:               Cerberus Partners, L.P., on  behalf  of itself and certain
                      affiliated or designated entities              Principal


Buyer:                High River Limited Partnership and/or any entity or person
                      designated by it.                              Principal


Credit Agreement:     Credit  Agreement (Secured PIK/Term) dated as of March 31,
                      2000  among  Philip  Services  Corporation,   as  borrower
                      ("Borrower"),   Canadian  Imperial  Bank  of  Commerce, as
                      administrative agent, and  the  lenders from time  to time


*The Standard Terms and Conditions may be found, among other places, on the LSTA website at http://www.lsta.org
                      party thereto (the "Lenders") (including all intercreditor agreements, subordination agreements, waivers and amendments entered into pursuant thereto or in connection therewith).



Purchase Amount / Purchase Rate
Type of Debt:

         ---------------- --------------- ------------- ------------- ----------
                             Purchase                      CUSIP        Purchase
           Type of Debt       Amount        Facility       Number         Rate
         ---------------- --------------- ------------- ------------- ----------
           Term Loans      $41,235,447.81  Term             N/A            13%
         ---------------- --------------- ------------- ------------- ----------
           PIK Loans       $24,127,746.37  10% PIK                         13%
         ---------------- --------------- ------------- ------------- ----------
           Accreted        $8,968,946.98                                   13%
           Interest (PIK)
           through June
           2, 2003
         ---------------- --------------- ------------- ------------- ----------
                           177,940 notes   6% Notes       718193AA3        0
           6% PIK Notes                    due 2010
         ---------------- --------------- ------------- ------------- ----------

--------------------------------------------------------------------------------


Form of Purchase:      Assignment


Settlement Date:       As soon as practicable


Accrued Interest:      Trades Flat


Credit Documentation
to be provided:        No



Form of Purchase and
Sale Agreement          Parties  shall  use  a  purchase   and   sale  agreement
                        substantially  similar to the LSTA form of Purchase  and
                        Sale  Agreement  (Secondary   Assignment)  (Borrower  in
                        Bankruptcy).


LSTA Standard
Other Terms of Trade:   In the event that  Buyer and  Seller are unable to close
                        this  transaction  as an  Assignment,  each of Buyer and
                        Seller  shall  use   commercially   reasonable   efforts
                        (subject to the terms of the Credit Agreement) to settle this transaction as a Participation, and shall then use commercially reasonable efforts (subject to the terms of the Credit Agreement) to elevate this transaction to an

                        Assignment. Buyer and Seller shall each be responsible for one-half of the Recordation Fee.

                        There shall not be any Delayed Compensation applicable to this trade, unless the delay is caused by either Buyer's failure to promptly respond with comments to any documents or Buyer's failure to promptly execute negotiated documents and deliver the necessary documents to the Agent.


Trade Specific Other Terms of Trade:

                        Seller retains all of its right, title and interest in and to the following actions: Canadian Imperial Bank of Commerce and High River Limited Partnership v. Deloitte & Touche, et al., Court File No. 00-CV-201162CP (Ontario Superior Court of Justice) and Philip Services Corp., by its receiver and manager, Robert Cumming v. Deloitte & Touche, et al., Court File No. 00-CV-202682 (Ontario Superior Court of Justice).

                        Seller shall, and shall cause its affiliates and other entities selling together with it, file a Transfer Notice with the Bankruptcy Court in form and substance satisfactory to Buyer within two Business Days of being requested by Buyer to do so.

                        All Accreted Interest through June 2, 2003 will be included in the Purchase Amount for the Purchase Price Calculation. Accreted Interest, if any, after June 2, 2003 shall be for the account of Buyer and excluded from the Purchase Price Calculation.

                        The agreement being confirmed hereunder is conditional upon (1) at the Buyer's option, (a) releases being obtained for Cerberus, as defined in the "Plan" (as defined below), pursuant to an unstayed order confirming a plan that has become substantially consummated and that contains provisions that are substantially similar to Section 8.8 of the Debtors' Second Amended and Restated Joint Plan of Reorganization Under Chapter 11 of The United States Bankruptcy Code (Jointly Admin. Under Case No. 03-37718-H2-11) filed with the Bankruptcy Court on or about October 27, 2003 (the "Plan"), (b) releases being obtained for Cerberus (and, if the Borrower remains subject to Court jurisdiction, approved by an unstayed order of the Court) that is substantially similar to the form of the release set forth in Section
                        8.8 of the Plan, in connection with the Joint Disclosure Statement approved by the Court on the same date, for the benefit of Cerberus from the parties described therein, or (c) an indemnity being obtained for Cerberus providing substantially the same benefit as the foregoing form of the release by a creditworthy, as determined by Seller in its reasonable discretion, entity affiliated with Carl C. Icahn, and (2) Cerberus obtaining substantially similar treatment under a confirmed plan of reorganization, or, at Buyer's option, indemnification or guarantee of such similar treatment by a creditworthy, as determined by Seller in its reasonable discretion, entity affiliated with Carl C. Icahn, with respect to the treatment of its Senior Secured Debt, as set forth in the Plan.


                        Seller and Buyer agree that Seller shall not retain any obligations to fund any additional monies to or for the benefit of the Unsecured Creditors' Committee of the Borrower under the Borrower's Plan of Reorganization.



Subject to:             Negotiation, execution and delivery of (i) reasonably
                        acceptable  to the  parties  contract,  in the form of a
                        purchase and sale agreement substantially similar to the
                        LSTA  form of  Purchase  and Sale  Agreement  (Secondary
                        Assignment)    (Borrower   in   Bankruptcy)   and   (ii)
                        instruments of transfer required by the Agent to the Credit Facility, to be prepared by Seller.



Please provide the signature of a duly authorized officer or other signatory where indicated below and return this letter to the attention of Juan Garcia at the following fax number(s): (212) 909-1421.


If you have any questions, please contact Juan Garcia at (212) 909-1443.



HIGH RIVER LINITED PARTNERSHIP      CERBERUS PARTNERS, L.P., by and on behalf
By: Barberry Corp., its General     of certain affiliated and designated
    Partner                         entities



By: /s/ Edward E. Mattner           By: Cerberus Associates, L.L.C., its general
    --------------------------          partner


Name:   Edward E. Mattner           Name:   /s/ Mark Neporent
Title:  Authorized Signatory        Title:  Vice President

Dated as of: __________________     Dated as of:  November 4, 2002

        Standard Terms and Conditions for Distressed Trade Confirmations (Published by The Loan Syndications and Trading Association, Inc.
                          as of September 2002, rev 2)


     Settlement Date: The date payment for the Debt specified in the Confirmation occurs against the transfer of the Debt in accordance with the terms of the Credit Agreement and as required by the Confirmation shall be the Settlement Date.


     Purchase Amount/Type of Debt: The amount(s) and type(s) of debt specified in the Confirmation under the heading "Purchase Amount/Type of Debt" shall be the "Purchase Amount" and "Debt," respectively, thereunder. Unless otherwise specified in the Confirmation, the Purchase Amount shall be allocated pro rata among the types of Debt or other facilities under the Credit Agreement, including revolving credit, letter of credit and term loan facilities. Seller shall indicate in the Confirmation whether the Purchase Amount of each type of Debt is fully funded Debt (such as an amortizing term loan), is subject to further funding (as in revolving credit or letter of credit facilities), in which case the Purchase Amount includes both funded principal and unfunded commitments (including letter of credit commitments), or is a Claim Amount (funded principal only as adjusted by other amounts) of Debt. If a commitment is indicated, Buyer is assuming all unfunded commitments relating to the Debt unless otherwise indicated.


     Permanent Reductions and Fees: The economic benefit of permanent commitment reductions and permanent repayments of principal (collectively, "Permanent Reductions") shall be allocated in accordance with the Purchase Price Calculation. Unless otherwise specified in the Confirmation, Buyer shall receive the benefit of payments of any amendment, consent, waiver or other similar non-ordinary course fees (but not ordinary course fees such as commitment, facility and letter of credit fees, which shall be for the account of Seller unless "Trades Flat" is specified in the Confirmation) which are made in respect of the Debt from and after the Trade Date. Any and all unreimbursed fee or expense claims shall be for the account of Buyer.


     Purchase Price Calculation: Buyer shall pay Seller a Purchase Price (or, if such calculations produce a negative number, Seller shall pay Buyer a Purchase Price) for the Purchase Amount of the Debt on the Settlement Date equal to the Purchase Rate multiplied by the funded principal amount of such Purchase Amount as of the Settlement Date minus (100% minus the Purchase Rate) multiplied by the unfunded commitments (if any) assumed by Buyer as of the Settlement Date minus

(100% minus the Purchase Rate) multiplied by any Permanent Reductions on or after the Trade Date plus (unless otherwise specified in the Confirmation) one-half of the Recordation Fee or Transfer Fee. The Purchase Price shall be further adjusted by delay compensation (if any), payable in accordance with Compensation for Delayed Settlement.


     Interest Payments and Fees: All interest and commitment, facility and letter of credit and other similar ordinary course fees are based on contractual rates, as set forth in the Credit Agreement.

     If "Trades Flat" is specified in the Confirmation, all interest and commitment, facility, letter of credit and other similar ordinary course fees (in addition to non-ordinary course fees such as amendment, consent, waiver and other similar fees) unpaid by the obligor(s) as of the Trade Date, whether accruing before, on or after the Trade Date, if and when paid on or after the Trade Date, shall be for the account of Buyer and, if paid to Seller, Seller shall promptly pay same to Buyer.

     If "Settled Without Accrued Interest" is specified in the Confirmation, such accrued amounts to but excluding the Settlement Date shall be for the account of Seller and shall not be paid by Buyer to Seller on the Settlement Date, but shall be paid by Buyer to Seller promptly upon any payment thereof to Buyer by the obligor(s) under the Credit Agreement; provided, however, that unless such payment by the obligor(s) is made (a) on or before the due date thereof or the expiration of any applicable grace period, each as specified in the Credit Agreement as in effect on the Trade Date (or, if no such grace period exists, the expiration of thirty (30) days from such due date), and (b) before a default by the obligor(s) in connection with any other payment obligations of the obligor(s) under the Credit Agreement, such accrued amounts (if and when paid by the obligor(s)) and any other accrued amounts due thereafter shall be for the account of Buyer, and Seller shall not be entitled to any part thereof.

     If "Paid on Settlement Date" is specified in the Confirmation, such accrued amounts to but excluding the Settlement Date shall be for the account of Seller and shall be paid by Buyer to Seller on the Settlement Date and, if thereafter paid to Seller, Seller shall promptly pay same to Buyer; provided, that if the obligor(s) fail(s) to make payment thereof Seller shall not be required to return such amount to Buyer.

     Partial payments of interest shall be applied in the inverse order of payment dates unless otherwise specified in the Credit Agreement.


     Compensation for Delayed Settlement: As used herein, the following terms shall have the meanings specified: (i) "Commencement Date" shall mean the date specified in the Confirmation as the Settlement Date, or if no Settlement Date is specified in the Confirmation, the date 20 business days after the Trade
Date; (ii) "Delayed Settlement Date" shall mean the date following the Commencement Date on which settlement actually occurs; (iii) "Delay Period" shall mean the period from (and including) the Commencement Date to (but excluding) the Delayed Settlement Date; (iv) "LIBO Rate" shall mean the 1-month London Interbank Offered Rate for Dollar deposits appearing on the Reuters Screen LIBO Page as of approximately 11:00 a.m. London time on the date two business days prior to the Commencement Date (or, if such rate does not appear on such Reuters Screen LIBO Page, from such other source as Seller shall reasonably determine).

     If settlement occurs on a Delayed Settlement Date, the parties shall pay "delay compensation" for each day during the Delay Period as follows:

     (i) Buyer shall pay Seller on the Delayed Settlement Date an amount equal to interest that would accrue for each day during the Delay Period at the LIBO Rate on an amount equal to the Purchase Price calculated as of the Commencement Date according to the method described above under "Purchase Price Calculation" (but without adjustment for delay compensation payable hereunder or any Transfer Fee or Recording Fee) substituting the phrase "Commencement Date" for the phrase "Settlement Date" appearing therein); provided, that if the Purchase Price so calculated as of the Delayed Settlement Date has increased or decreased more than 25% from the Purchase Price so calculated as of the Commencement Date, then such payment shall be calculated based on the Purchase Price so calculated on each day during the Delay Period; and

     (ii) Seller shall pay to Buyer when paid by obligor(s) (free of any withholding, setoff, recoupment or deduction of any kind) any interest, commitment, letter of credit and facility fees paid by obligor(s) in whatever form with respect to the Purchase Amount and allocable to the Delay Period. If all or part of such interest, commitment, letter of credit and facility fees is paid by obligor(s) other than in cash and the property received cannot be transferred to Buyer, the parties shall agree as soon as practicable the cash value thereof to be transferred by Seller to Buyer.


     Breakfunding: No breakfunding compensation shall be paid for settlement of a transaction on a day other than an interest payment date in respect of the Debt unless otherwise specified in the Confirmation.


     Recordation and Transfer Fees: Unless otherwise specified in the Confirmation, any recordation, processing or similar fee ("Recordation Fees") payable to the Agent under the Credit Agreement in connection with an assignment and any transfer fee ("Transfer Fees") payable to the seller of a participation in connection with the transfer of such participation shall be split equally between Buyer and Seller. As provided in the Purchase Price Calculation, Buyer shall pay its half (or, if otherwise specified in the Confirmation, its specified portion, if any) to Seller. Seller shall be responsible for paying the full amount of such fee directly to the Agent or such seller of such participation, as the case may be.


     Costs and Expenses: Each of Buyer and Seller shall bear its respective costs and expenses in connection with the transaction described in the Confirmation. Seller shall be responsible for all costs, fees and expenses in respect of the Debt that are chargeable under the terms of the Credit Agreement and that are attributable to any period prior to but excluding the Settlement Date. Buyer shall be responsible for all costs, fees and expenses in respect of the Debt that are chargeable under the terms of the Credit Agreement and that are attributable to any period from and after the Settlement Date.


     Transaction Documentation: Each transaction described in the Confirmation is subject to obtaining any necessary consents (including, without limitation, any consents required by predecessors in interest to the Seller and by the Credit Agreement). In the case of an assignment, the parties shall execute an assignment agreement in the form stipulated in the Credit Agreement (if so stipulated) and a supplemental purchase and sale agreement in the form specified in the Confirmation. In the case of a participation, the parties shall execute a reasonably acceptable participation agreement containing customary provisions for the purchase and sale of a participation in distressed loan assets. Unless otherwise specified, the Transaction Documentation shall be prepared by, and any required consents obtained by, Seller. Seller shall use reasonable efforts to send Buyer the Confirmation not later than one (1) business day after the Trade Date. Unless otherwise agreed, Seller shall use reasonable efforts to furnish Buyer an assignment, supplemental assignment or participation agreement, as appropriate, together with any related predecessor documents (subject to applicable confidentiality provisions contained in such documents), within six
(6) business days after the Trade Date.


     Credit Documentation; Confidentiality Agreement: If "Yes" is specified in the Confirmation with respect to Credit Documentation, Seller shall furnish Buyer a true and complete copy of the Credit Agreement (including all schedules, and, if requested by Buyer, exhibits, and any other related documentation reasonably requested by Buyer), together with all amendments, modifications, waivers and supplements thereto, as promptly as practicable following the Trade Date. If required by the Credit Agreement, Buyer shall execute and deliver to Seller a confidentiality agreement in the form stipulated in the Credit
Agreement or, in the absence of same, a reasonably acceptable confidentiality agreement containing customary terms.

     Syndicate Confidential Information: Unless otherwise specified in the Confirmation, Buyer represents to Seller that Buyer is sophisticated, understands the nature and importance of Syndicate Confidential Information (as defined in the LSTA Code of Conduct) and the manner in which such information can be obtained and has requested such information from Seller in connection with each transaction described in the Confirmation if it desired such information in such connection and that where it has not requested Syndicate Confidential Information it has otherwise obtained such information as it has deemed appropriate under the circumstances to make an informed decision regarding each transaction specified in the Confirmation without reliance on Seller. If Buyer has requested Seller to provide Syndicate Confidential Information, and Seller has agreed to provide such information to Buyer, unless otherwise agreed, Seller represents to Buyer that it has used reasonable efforts to maintain Syndicate Confidential Information and that it has disclosed to Buyer all material Syndicate Confidential Information retained by it as of the Trade Date, and, unless otherwise specified, Buyer acknowledges to Seller that such Syndicate Confidential Information has been disclosed to it, that the Syndicate Confidential Information so disclosed may not be complete because Seller may not have retained all such information and that Buyer has taken all steps it deems necessary under the circumstances to assure that it has the information it deems appropriate to make an informed decision regarding each transaction described in the Confirmation.


     Standstill: With respect to the Purchase Amount of the Debt, until the Settlement Date or Delayed Settlement Date, as the case may be, Seller shall cease any discussions with other purchasers and shall decline all offers.


     Principal/Agency Status: Each of Buyer and Seller shall indicate in the Confirmation whether it is acting as a principal or an agent in the transaction. A Buyer or Seller that holds itself out in the Confirmation as a "principal" is directly liable for the completion of the transaction. A principal may, however, specify in the Confirmation that its obligation to complete the transaction is subject to successful completion of the purchase or sale from a third party of the Debt specified in the Confirmation.

     A Buyer or Seller that holds itself out to a counterparty in the Confirmation as an "agent" acts on behalf of one or more principals to the transaction contemplated by the Confirmation. A Buyer or Seller that holds itself out as an agent and discloses the identity of such principal(s) before a transaction is entered into on their behalf: (i) is not liable to such counterparty for the successful completion of the transaction (unless the parties otherwise agree), and (ii) for the avoidance of doubt, except as expressly provided herein, shall have no liability or obligation to such counterparty in connection with the transaction contemplated by the Confirmation. A Buyer or Seller that holds itself out as an agent and does not disclose the identity of such principal(s) before a transaction is entered into on their behalf will be liable to the counterparty as agent for an undisclosed principal. A Buyer or Seller that indicates in the Confirmation its status as an agent represents to the counterparty that it is authorized to bind its principal(s) to the terms of the transaction set forth in the Confirmation.


     Bankruptcy Proceedings: In the case of a bankruptcy proceeding involving the obligor(s) under the Credit Agreement, (a) the Seller shall also use best efforts to provide to the Buyer within six business days after the Trade Date copies of any Proofs of Claim that have been filed in such bankruptcy proceeding relating to the Debt specified in the Confirmation and (b) the Buyer shall be responsible for the preparation and filing of any necessary Bankruptcy Rule 3001(e) Notices of Transfer.


     Nonreliance: Each of Buyer and Seller represents and warrants to the other that (i) it is a sophisticated buyer or seller (as the case may be) with respect to the transaction described in the Confirmation, (ii) has, or has access to, such information as it deems appropriate under the circumstances concerning, among other things, the obligor(s)'s business and financial condition to make an informed decision regarding the transfer of the Debt, and (iii) has independently and without reliance on the other party, and based on such information as it has deemed appropriate, made its own analysis and decision to enter into the transaction contemplated by the Confirmation, except that Buyer and Seller have each relied upon the express representations, warranties, covenants and indemnities made by the other in the Confirmation. Each of Buyer and Seller acknowledges that the other has not given it any investment advice or opinion on whether the transaction contemplated by the Confirmation is prudent. Except as otherwise provided in the Confirmation (including with respect to Syndicate Confidential Information), Buyer has not relied, and will not rely, on Seller to furnish or make available any documents or other information regarding the credit, affairs, financial condition, or business of the obligor(s), or any other matter concerning the obligor(s). Each of Buyer and Seller acknowledges that (i) the other party currently may have, and later may come into possession of, information regarding the Debt or the obligor(s) that is not known to it and that may be material to a decision to enter into the transaction contemplated by the Confirmation ("Excluded Information"), (ii) it has determined to enter into the transaction contemplated by the Confirmation notwithstanding its lack of knowledge of the Excluded Information, and (iii) the other party shall have no liability to it, and it hereby to the extent permitted by law waives and releases any claims it may have against the other party, with respect to the nondisclosure of the Excluded Information; provided, however, that the Excluded Information shall not and does not affect the truth or accuracy of the representations or warranties of such party in the Confirmation.

     Confidentiality of Terms of Transaction: Both parties shall maintain the confidentiality of the terms of the transaction unless otherwise required by law or regulatory authority, or other legal process, except that the parties may disclose the terms of the transaction to their respective attorneys, accountants, and other professionals . Buyer shall be permitted to make any necessary disclosures to prospective purchasers from Buyer regarding the terms of the transaction described in the Confirmation (other than the Purchase Rate or Purchase Price), who are subject to substantially the same confidentiality constraints.


     Binding Effect: By execution of a confirmation incorporating by reference the Standard Terms and Conditions that includes the substance of this paragraph, each of Buyer and Seller agrees to be legally bound to any other transaction between them (whether entered into before or after the date of such confirmation) with respect to the assignment, purchase or sale of commercial and/or bank loans, or any interest therein, upon reaching agreement to the terms thereof (whether by telephone, by exchange of electronic messages or otherwise, directly or through their respective agents, and whether or not the subject of a confirmation), subject to all the other terms and conditions set forth in any confirmation relating to such transaction, or otherwise agreed, and further agrees that any such transaction shall be governed by and construed in accordance with the law of the State of New York, without regard to any conflicts of law provisions that would require the application of the law of any other jurisdiction. Neither party will assert as a defense to liability under such agreement the lack of a writing signed by it which would otherwise be required to satisfy any statute of frauds, including section 1-206 of the New York UCC, or any comparable statute (collectively, the "Statute of Frauds"). Nothing herein shall be deemed a waiver of any claim or defense other than the Statute of Frauds that either party may have regarding such agreement.

     Each of Buyer and Seller shall record on the trade date of each transaction between the parties and retain in its files a written or electronically recorded trade ticket or similar internal record containing or reflecting evidence of agreement to such transaction including (i) the date of the agreement, (ii) a description of the type of debt including obligor(s) and purchase amount, (iii) the identity of the other party to the transaction, and (iv) the purchase price or purchase rate.


     Governing Law; Confirmation Controls: Each Confirmation and the Standard Terms and Conditions for Distressed Trade Confirmations shall be governed by and construed in accordance with the law of the State of New York (without regard to any conflicts of law provision that would require the application of the law of any other jurisdiction). In case of any variation between the terms of the Confirmation and the Standard Terms and Conditions for Distressed Trade Confirmations, the Confirmation shall govern and control.

     Execution by Electronic Transmission: It is understood by the parties that the custom in the loan trading market is to execute and deliver any confirmations, confidentiality agreements and other transaction documents by telecopy, telefax or other means of electronic transmission. The parties agree that all telecopied, telefaxed or electronically transmitted confirmations, confidentiality agreements and other transaction documents, including this Agreement, and signatures thereto, shall be duplicate originals.


     Electronic Records and Signatures: It is agreed by the parties that, notwithstanding the use herein or in the Confirmation of the words "writing," "execution," "signed," "signature," or other words of similar import, the parties intend that the use, with respect to confirmations, of electronic signatures or the keeping of records in electronic form be granted the same legal effect, validity or enforceability as a signature affixed by hand or the use of a paper-based record keeping system (as the case may be) to the extent and as provided for in any applicable law including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act, or any other similar state laws based on the Uniform Electronic Transactions Act.*








* To help ensure effectiveness of this provision, parties should manually sign the initial confirmation between them and retain a hard copy in their records.